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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

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        (Last)                      (First)                        (Middle)

       The Atlas Trust Company Limited in the capacity as Trustee of The Good Wealth Trust

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                                   (Street)

       Suite A, Second Floor, Natwest House
       57-63 Linewall Road
       P.O. Box 925, Gibraltar
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)          August 14, 2000
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3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol  Txon International Development
                                              Corporation ("TDIC")
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director        Officer                 10% Owner     X  Other
    ---             --- (give title below)  ---              --- (specify below)

      Atlas Trust Company Limited in the capacity as Trustee of the Good Wealth Trust which is the beneficial stockholder of the shares of the Issuer

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6.  If Amendment, Date of Original (Month/Day/Year)
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7.  Individual or Joint Group Filing (Check Applicable Line)

      X  Form Filed by One Reporting Person
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         Form filed by More than One Reporting Person
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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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                      1,961,175 (Note 2)   1                   Through a wholly
                                                               owned subsidiary
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              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) This statement on Form 3 is filed by the officers and directors of the Altas Trust Company Limited which is the Trustee of The Good Wealth Trust which is the entity ultimately in control of Main Edge International Limited. Main Edge International Limited is the registered owner of the shares of the issuer.

(2) In connection with the closing under the Share Exchange Agreement (the "Share Exchange Agreement") dated as of August 10, 2000, by and among TDIC, Main Edge International Limited, Virtual Edge Limited and certain shareholders of TDIC named therein, Main Edge acquired 1,961,175 shares of TDIC. As consideration Main Edge transferred to TIIDC all of its shares in Virtual Edge Limited, a wholly owned subsidiary of Main Edge International Limited.


                              /s/ Leslie Livens                 August 22, 2000
                              -------------------------------   ---------------
                              Title: Director
                              **Signature of Reporting Person   Date


     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.